UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

ALTABA INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

021346101

(CUSIP Number of Class of Securities)

Arthur Chong, Esq.

General Counsel and Secretary

140 East 45th Street, 15th Floor

New York, NY 10017

(646) 679-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Marc R. Packer, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036-6522

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$3,000,000,000	$347,700

(1)	Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase for not more than $3,000,000,000 in aggregate of up to 81,081,081 shares of common stock of Yahoo! Inc. at the minimum price of $37.00 per share in cash.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $115.90 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$347,700
Form or Registration No.:	Schedule TO
Filing Party:	Yahoo! Inc.
Date Filed:	May 16, 2017

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 3 (this “Amendment”) amends and supplements the Issuer Tender Offer Statement on Schedule TO (together with the amendments and supplements thereto, the “Schedule TO”) originally filed with the U.S. Securities and Exchange Commission by Yahoo! Inc. (“Yahoo” or the “Company”) on May 16, 2017, in connection with the offer by Yahoo to purchase up to $3,000,000,000 of shares of its common stock, par value $0.001 per share (the “Shares”), pursuant to (i) auction tenders (“Auction Tenders”) at prices equal to (A) the Alibaba VWAP (as defined in the Offer to Purchase (as defined below)), multiplied by (B) multiples specified by tendering stockholders not greater than 0.420 nor less than 0.370 (the “Permitted Range”), or (ii) purchase price tenders (“Purchase Price Tenders”) pursuant to which stockholders indicate they are willing to sell their Shares to the Company at the Purchase Price determined in the Offer (as defined below), in either case, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated May 16, 2017 a copy of which was previously filed as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”), and in the related Letter of Transmittal, a copy of which was previously filed as Exhibit (a)(1)(B) to the Schedule TO (the “Letter of Transmittal,” which together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the “Offer”). This Amendment to the Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Effective June 16, 2017, Yahoo changed its name to Altaba Inc. All references in the Schedule TO and related exhibits to the “Company,” “Yahoo,” “our,” “us,” or “we” will now refer to Altaba Inc.

The information contained in the Offer to Purchase and the Letter of Transmittal is hereby incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by inserting at the end thereof the following text:

“Based on the preliminary count by the Depositary, a total of 64,578,083 Shares were properly tendered and not properly withdrawn at or below the expected Purchase Price of $53.20 per Share, including 47,020,366 Shares that were tendered by notice of guaranteed delivery.

In accordance with the terms and conditions of the Offer and based on the preliminary count by the Depositary, the Company expects to accept for payment, at a Purchase Price of $53.20, all of the 64,578,083 Shares properly tendered at or below the Purchase Price and not properly withdrawn before the Expiration Date, at an aggregate cost of approximately $3.4 billion, excluding fees and expenses relating to the Offer. These Shares represent approximately 6.7% of the Company’s issued and outstanding Shares as of June 16, 2017. The Shares expected to be purchased include 56,390,977 Shares for an aggregate Purchase Price of up to $3.0 billion and an additional 8,187,106 Shares that the Company has elected to purchase pursuant to its right to accept for payment up to an additional 2% of the Company’s issued and outstanding Shares without extending the Offer.

The number of Shares expected to be purchased, the expected Purchase Price per Share and expected total Purchase Price are preliminary and subject to change, including to the extent Shares tendered through notice of guaranteed delivery are not delivered within the prescribed three trading day settlement period. The final number of Shares to be purchased, the final per Share and total Purchase Prices and the proration factor (if proration becomes applicable as a result of a change in the final per Share Purchase Price) will be announced following the expiration of the guaranteed delivery period and the completion by the Depositary of the confirmation process. Payment for the Shares accepted for purchase pursuant to the Offer, and the return of all other Shares tendered and not purchased, will occur promptly thereafter.”

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding at the end thereof the following text:

“On June 19, 2017, the Company issued a press release announcing the preliminary results of the Offer, which expired at 11:59 p.m., New York City time, on June 16, 2017. A copy of the press release is filed as Exhibit (a)(5)(D) to this Schedule TO and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit to the exhibit index:

(a)(5)(D) Press release dated June 19, 2017 announcing preliminary results of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALTABA INC.

By:	/s/ Arthur Chong
Name:	Arthur Chong
Title:	General Counsel and Secretary

Date: June 19, 2017

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 16, 2017.**

(a)(1)(B)	Letter of Transmittal.**

(a)(1)(C)	Form of Notice of Withdrawal.**

(a)(1)(D)	Notice of Guaranteed Delivery.**

(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 16, 2017.**

(a)(1)(F)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 16, 2017.**

(a)(1)(G)	Summary Advertisement, dated May 16, 2017.**

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release dated May 16, 2017 announcing the commencement of the Offer.**

(a)(5)(B)	Press release dated June 8, 2017 announcing the extension of the Offer.**

(a)(5)(C)	Press release dated June 14, 2017 announcing the Alibaba VWAP.**

(a)(5)(D)	Press release dated June 19, 2017 announcing preliminary results of the Offer.*

(b)	None.

(d)(1)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q filed November 6, 2009).

(d)(2)	Yahoo! Inc. Stock Plan, as amended and restated on April 8, 2014 (and effective June 25, 2014) (previously referred to as the “1995 Stock Plan”) (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on June 27, 2014).

(d)(3)	Form of Stock Option Agreement for Executives, including the Notice of Grant, under the Yahoo! Inc. Stock Plan (incorporated by reference to Exhibit 10.2(C) our Quarterly Report on Form 10-Q filed with the SEC on August 8, 2013).

(d)(4)	Form of Restricted Stock Unit Award Agreement for Executives (version 1), including the Notice of Grant, under the Yahoo! Inc. Stock Plan (incorporated by reference to Exhibit 10.4 to our Current Report on Form 8-K filed with the SEC on March 6, 2013).

(d)(5)	Form of Restricted Stock Unit Award Agreement for Executives (version 2), including the Notice of Grant, under the Yahoo! Inc. Stock Plan (incorporated by reference to Exhibit 10.2(R) to our Quarterly Report on Form 10-Q filed with the SEC on May 8, 2014).

(d)(6)	Form of Restricted Stock Unit Award Agreement Letter Amendment between the Company and executives regarding tax withholding elections (incorporated by reference to Exhibit 10.2(P) to our Quarterly Report on Form 10-Q filed with the SEC on November 12, 2013).

(d)(7)	Form of Performance Restricted Stock Unit Award Agreement for Executives (version 1), including the Notice of Grant, under the Yahoo! Inc. Stock Plan (incorporated by reference to Exhibit 10.2 to our Form 8-K filed with the SEC on March 6, 2013).

(d)(8)	Form of Performance Restricted Stock Unit Award Agreement for Executives (version 2), including the Notice of Grant, under the Yahoo! Inc. Stock Plan (incorporated by reference to Exhibit 10.2(S) to our Quarterly Report on Form 10-Q filed with the SEC on May 8, 2014).

(d)(9)	Form of Restricted Stock Unit Award Agreement for Executives (NEO Version), including the Notice of Grant, under the Yahoo! Inc. Stock Plan (incorporated by reference to Exhibit 10.2(J) to our Quarterly Report on Form 10-Q filed May 10, 2016).

(d)(10)	Form of Performance Restricted Stock Unit Award Agreement for Executives (NEO Version), including the Notice of Grant, under the Yahoo! Inc. Stock Plan (incorporated by reference to Exhibit 10.2(K) to our Quarterly Report on Form 10-Q filed May 10, 2016).

(d)(11)	Form of equity award agreement letter amendment, dated April 10, 2016, between the Company and executives clarifying the definition of “change in control” for purposes of outstanding awards under the Yahoo! Inc. Stock Plan (incorporated by reference to Exhibit 10.2(L) to our Quarterly Report on Form 10-Q filed May 10, 2016).

(d)(12)	Yahoo! Inc. Directors’ Stock Plan, as amended and restated on October 16, 2014 (and effective January 1, 2015) (previously referred to as the “1996 Directors’ Stock Plan”) (incorporated by reference to Exhibit 10.4(A) to our Quarterly Report on Form 10-Q filed November 7, 2014).

(d)(13)	Form of Director Nonstatutory Stock Option Agreement, including Notice of Grant, under the Yahoo! Inc. Directors’ Stock Plan (incorporated by reference to Exhibit 10.4(B) to our Annual Report on Form 10-K filed February 27, 2015).

(d)(14)	Form of Notice of Restricted Stock Unit Grant and Director Restricted Stock Unit Award Agreement under the Yahoo! Inc. Directors’ Stock Plan (incorporated by reference to Exhibit 10.4(C) to our Annual Report on Form 10-K filed February 27, 2015).

(d)(15)	Yahoo! Inc. Executive Incentive Plan for 2016 (incorporated by reference to Exhibit 10.11(B) to our Quarterly Report on Form 10-Q filed May 10, 2016).

(d)(16)	Form of Amendment to Executive Severance Agreement (incorporated by reference to Exhibit 10.12(B) to our Quarterly Report on Form 10-Q filed May 10, 2016).

(d)(17)	Amended and Restated Yahoo! Inc. Change in Control Employee Severance Plan for Level I and Level II Employees, as amended on December 10, 2008 (incorporated by reference to Exhibit 10.15 to our Annual Report on Form 10-K filed February 27, 2009).

(d)(18)	Amendment, dated April 10, 2016, to Amended and Restated Yahoo! Inc. Change in Control Employee Severance Plan for Level I and Level II Employees (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed April 14, 2016).

(d)(19)	Employment Offer Letter, dated July 16, 2012, between the Company and Marissa A. Mayer (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed July 19, 2012).

(d)(20)	Form of Severance Agreement between the Company and Marissa A. Mayer (incorporated by reference to Exhibit 10.7 to our Current Report on Form 8-K filed March 6, 2013).

(d)(21)	Form of Restricted Stock Unit Award Agreement (Retention and Grant), between the Company and Marissa A. Mayer (incorporated by reference to Exhibit 10.22(C) to our Form 10-Q filed August 9, 2012).

(d)(22)	Performance Stock Option Agreement (Retention Grant), including Notice of Grant, dated November 29, 2012, between the Company and Marissa A. Mayer (incorporated by reference to Exhibit 10.21(D) to our Annual Report on Form 10-K filed March 1, 2013).

(d)(23)	First Amendment, dated April 14, 2014, to Performance Stock Option Agreement (Retention Grant), between the Company and Marissa A. Mayer (incorporated by reference to Exhibit 10.17(K) to our Form 10-Q filed May 8, 2014).

(d)(24)	Second Amendment, dated April 17, 2015, to Performance Stock Option Agreement (Retention Grant), between the Company and Marissa A. Mayer (incorporated by reference to Exhibit 10.15(O) to our Quarterly Report on Form 10-Q filed May 7, 2015).

(d)(25)	Restricted Stock Unit Award Agreement, including Notice of Grant, dated February 27, 2014, between the Company and Marissa A. Mayer (incorporated by reference to Exhibit 10.17(I) to our Quarterly Report on Form 10-Q filed May 8, 2014).

(d)(26)	Performance Restricted Stock Unit Award Agreement, including Notice of Grant, dated February 27, 2014, between the Company and Marissa A. Mayer (incorporated by reference to Exhibit 10.17(J) to our Quarterly Report on Form 10-Q filed May 8, 2014).

(d)(27)	Restricted Stock Unit Award Agreement, including Notice of Grant, dated March 6, 2015, between the Company and Marissa A. Mayer (incorporated by reference to Exhibit 10.15(M) to our Quarterly Report on Form 10-Q filed May 7, 2015).

(d)(28)	Performance Restricted Stock Unit Award Agreement, including Notice of Grant, dated March 6, 2015, between the Company and Marissa A. Mayer (incorporated by reference to Exhibit 10.15(N) to our Quarterly Report on Form 10-Q filed May 7, 2015).

(d)(29)	Third Amendment, dated March 31, 2016, to Performance Stock Option Agreement (Retention Grant), between the Company and Marissa A. Mayer (incorporated by reference to Exhibit 10.16(K) to our Quarterly Report on Form 10-Q filed May 10, 2016).

(d)(30)	Restricted Stock Unit Award Agreement, including Notice of Grant, dated March 7, 2016, between the Company and Marissa A. Mayer (incorporated by reference to Exhibit 10.16(L) to our Quarterly Report on Form 10-Q filed May 10, 2016).

(d)(31)	Performance Restricted Stock Unit Award Agreement, including Notice of Grant, dated March 7, 2016, between the Company and Marissa A. Mayer (incorporated by reference to Exhibit 10.16(M) to our Quarterly Report on Form 10-Q filed May 10, 2016).

(d)(32)	Employment Offer Letter, dated September 23, 2012, between the Company and Ken Goldman (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed September 26, 2012).

(d)(33)	Employment Offer Letter, dated October 19, 2014, between the Company and Lisa Utzschneider (incorporated by reference to Exhibit 10.23 to our Annual Report on Form 10-K filed February 29, 2016).

(d)(34)	Offer Letter, dated March 10, 2017, between the Company and Arthur Chong (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed March 13, 2017).

(d)(35)	Offer Letter, dated March 10, 2017, between the Company and Thomas J. McInerney (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed March 13, 2017).

(d)(36)	Offer Letter, dated March 10, 2017, between the Company and Alexi A. Wellman (incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed March 13, 2017).

(d)(37)	Offer Letter, dated March 10, 2017, between the Company and DeAnn Fairfield Work (incorporated by reference to Exhibit 10.4 to our Current Report on Form 8-K filed March 13, 2017).

(d)(38)	Form of Performance Restricted Stock Unit Award Agreement, including Notice of Grant (for certain grants made after the Registrant’s entry into the Stock Purchase Agreement with Verizon), under the Yahoo! Inc. Stock Plan (incorporated by reference to Exhibit 10.2(N) to our Quarterly Report on Form 10-Q filed May 9, 2017).

(d)(39)	Resolutions of the Yahoo! Inc. Board of Directors, adopted on March 10, 2017, amending the Directors’ Stock Plan in connection with the closing of the Sale Transaction with Verizon (incorporated by reference to Exhibit 10.4(D) to our Quarterly Report on Form 10-Q filed May 9, 2017).

(d)(40)	Form of Restricted Stock Unit Award Amendment under the Directors’ Stock Plan in connection with the closing of the Sale Transaction with Verizon (incorporated by reference to Exhibit 10.4(E) to our Quarterly Report on Form 10-Q filed May 9, 2017).

(d)(41)	Form of Notice of Option Exercise Deadline under the Directors’ Stock Plan in connection with the closing of the Sale Transaction with Verizon (incorporated by reference to Exhibit 10.4(F) to our Quarterly Report on Form 10-Q filed May 9, 2017).

(d)(42)	Yahoo! Inc. Executive Incentive Plan for 2017 (incorporated by reference to Exhibit 10.12(B) to our Quarterly Report on Form 10-Q filed May 9, 2017).

(d)(43)	Form of Amendment to Executive Severance Agreement in connection with the closing of the Sale Transaction with Verizon (incorporated by reference to Exhibit 10.13(C) to our Quarterly Report on Form 10-Q filed May 9, 2017).

(g)	None.

(h)	None.

**	Previously filed.
*	Filed herewith.